RECEIVED
2007 FEB -6 A 10:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

18th January, 2007

Exemption No : 82- 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

07020830

SUPPL

Sub: **Unaudited Financial Results (Provisional) for the quarter ended 31st December, 2006**

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose herewith a copy of the Unaudited Financial Results (Provisional) for the quarter ended 31st December, 2006, which were approved by the Board of Directors at their meeting, held on 18th January, 2007.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED

FEB 0 8 2007

THOMSON
FINANCIAL

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center,Santa Cruz (East),Mumbai 400 055.

Website:www.rel.co.in

Unaudited Financial Results for the Quarter ended 31st December, 2006

(Rs.in crore)

Sr. No.	Particulars	Quarter ended		9 Months ended		Year ended
		31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-03-2006 Audited
1	Net Sales of Electrical Energy	921.06	809.88	2,743.56	2,398.56	3,179.04
2	Income from EPC and Contracts	612.63	173.07	1,352.61	572.91	840.03
3	Other Income	286.74	154.68	589.41	411.96	588.81
		1,820.43	1,137.63	4,685.58	3,383.43	4,607.88
4	Total Expenditure					
	(a) Cost of Electrical Energy purchased	455.82	264.18	1,103.91	834.84	1,087.56
	(b) Cost of Fuel	224.04	209.88	673.23	602.55	812.10
	(c) Tax on Electricity	32.16	28.89	95.10	86.73	114.00
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	562.56	93.54	1,193.49	397.05	608.61
	(e) Staff Cost	73.41	65.46	216.87	193.71	236.55
	(f) Other Expenses and Provisions	103.02	147.06	375.42	322.98	422.98
5	Interest and Finance Charges	55.05	46.74	168.03	144.15	195.98
6	Depreciation (See Note No 2)	61.17	90.72	186.60	259.50	348.63
7	Profit before Tax	253.20	191.16	672.93	541.92	781.47
8	Provision for Taxation :					
	Current Tax	16.17	35.52	75.57	75.00	85.62
	Deferred Tax	32.85	(10.20)	28.08	(17.55)	(39.33)
	Fringe Benefit Tax	1.65	1.20	3.75	3.60	4.29
	Tax adjustment for earlier years	1.50	-	1.50	-	80.55
9	Profit after Tax	201.03	164.64	564.03	480.87	650.34
10	Paid up Equity Share Capital (Face Value Rs. 10/- per Share)	213.17	201.94	213.17	201.94	212.36
11	Reserves including Statutory Reserves excluding Revaluation Reserves					6820.51
12	Earnings per share (On Net Profit)(* not annualised)					
	- Basic (Rs.)	9.43 *	8.16 *	26.51 *	24.30 *	32.70
	- Diluted (Rs.)	9.10 *	7.75 *	25.73 *	23.14 *	31.46
13	Aggregate of Non-Promoter Share Holding -					
	- No.of Shares	149,803,532	98,984,288	149,803,532	98,984,288	98,984,388
	-Percentage of Share holding	70.29	49.03	70.29	49.03	46.62
	Interim Dividend for the period (exclusive of dividend tax)				23.94	

Reliance Energy
Anil Dhirubhai Ambani Group

RELIANCE ENERGY LIMITED

Registered Office: Reliance Energy Center,Santa Cruz (East),Mumbai 400 055.

Website:www.rel.co.in

Segment-wise Revenue,Results and Capital Employed

(Rs.in crore)

Particulars	Quarter ended		9 Months ended		Year ended
	31-12-2006	31-12-2005	31-12-2006	31-12-2005	31-03-2006 Audited
1.Segment Revenue					
(Net Sales/Income)					
- Electrical Energy	988.13	837.39	2,838.15	2,448.62	3,249.96
- EPC and Contracts	613.94	175.14	1,359.12	583.51	865.45
- Others	-	0.60	0.27	1.49	5.15
Gross Turnover	1,602.07	1,013.13	4,197.54	3,033.62	4,120.56
Less:Inter Segment Revenue	-	0.15	0.30	0.15	0.15
Net Turnover	1,602.07	1,012.98	4,197.24	3,033.47	4,120.41
2.Segment Results					
Profit before Tax and Interest from each segment :					
- Electrical Energy	79.19	93.61	316.20	262.23	363.71
- EPC and Contracts	18.09	51.26	56.53	109.64	121.56
- Others	(0.07)	0.29	(0.10)	0.63	3.58
Total Segment Results	97.21	145.16	372.63	372.50	488.85
- Interest and Finance Expense	(55.05)	(46.74)	(168.03)	(144.15)	(195.98)
- Interest Income	127.08	120.40	427.44	323.71	462.96
- Other un-allocable Income net of expenditure	83.96	(27.66)	40.89	(10.14)	25.65
Profit before Tax	253.20	191.16	672.93	541.92	781.47
3.Capital Employed					
- Electrical Energy	3,241.58	3,004.65	3,241.58	3,004.65	3,066.09
- EPC and Contracts	411.65	339.55	411.65	339.55	360.75
- Others	1.87	(0.64)	1.87	(0.64)	2.19
Total Segment Capital Employed	3,655.10	3,343.56	3,655.10	3,343.56	3,429.03

Notes:

1. a. In the matter of standby charges, Maharashtra Electricity Regulatory Commission (MERC) had passed an order dated 31st May, 2004 as under:

   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit & Loss Account up to 31st March, 2005.

   ii. The Tata Power Company Limited (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from 1st April, 2004 till the date of payment. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay.

   b. The Hon'ble High Court of Bombay has disposed of the petitions, the petition filed by TPC and the petition filed by the Company, by holding that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

   c. Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

   d. While disposing of the appeal, ATE has passed an order dated 20th December,2006 as under:

   i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs.500 crore.

   ii. TPC to refund Rs.354 crore (inclusive of interest of Rs.15 crore upto 31st March 2004) to the Company plus interest at 10% p.a. commencing from 1st April, 2004 till the date of payment.

   TPC has filed an appeal in Supreme Court and it was mentioned in the bench. The matter is posted for consideration of interim relief on 31st January, 2007. Until then, the order is stayed.

   Pending the outcome of the appeal filed by TPC against ATE"s order in the Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs.15.60 crore as well as interest amount determined as payable by TPC to the Company.

2. The Company had revalued its Plant & Machinery located at Dahanu during the financial year 2003-04 and the depreciation figures shown in the unaudited financial results are net of effect of revaluation since the corresponding amount is withdrawn from the Revaluation Reserve which does not have impact on profit for the quarter.

3. During the quarter, the Company purchased the balance equity shares of BSES Kerala Power Ltd (BKPL) by virtue of which, BKPL has become a wholly owned subsidiary of the Company. The Company also acquired 100% of the shareholdings in a) Reliance AWorld Ltd. b) Reliance Infrastructure Projects Private Ltd. and c) Reliance Infrastructure Services Private Ltd., and 51% shareholding in Reliance Energy Transmission Limited. Consequently, these companies have also become the subsidiaries of the Company.

4. Wage agreements with unionised employees and officers expired on 30th June, 2006 and 31st March, 2006 respectively. Negotiations with the unionised category are in progress for a settlement, which will be effective from 1st July, 2006. Pending settlement/agreement, a provision on an estimated basis has been made in the accounts for the quarter.

5. The Company, during the quarter ended 31st December, 2006 received 19 investor complaints and they were resolved. There were no complaints pending at the beginning of the quarter.

6. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 31st December, 2006 as per the listing agreements entered into with the stock exchanges in India.

7. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 18th January, 2007.

8. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 18th January, 2007

Anil D. Ambani
Chairman & Managing Director

END